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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 18860

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaSalle St. Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

940 Industrial Drive
(No. and Street)

Elmhurst   **Illinois**   **60126**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Regan Beaver   **630-600-0309**
                                                                     (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

John R. Steger, CPA
(Name - *if individual, state last, first middle name*)

401 S. LaSalle St. - Suite 606   **Chicago**   **Illinois**   **60605**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     X   Certified Public Accountant-PCAOB Registered
     ☐   Public Accountant
     ☐   Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.**

OATH OR AFFIRMATION

I, ___Daniel Schlesser_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____LaSalle St. Securities, LLC__ _____, as

of ____December 31_____, 2012_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/15

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- X (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 SOUTH LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
(312)-786-5974

To the Member of
LaSalle St. Securities, LLC
Elmhurst, Illinois

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

John R. Steger, CPA

February 15, 2013
Chicago, Illinois

1

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	88,544
Cash segregated under federal and other regulations		5,000
Receivables from broker-dealers and clearing organization		622,278
Deposit with clearing organizations		121,938
Mutual funds receivable		392,859
Accounts receivable		485,887
Securities owned, at fair value		5,305,501
Due from affiliates		8,043
Notes receivable		444,952
Equipment and leasehold improvements, less accumulated depreciation of $642,370		128,319
Total assets	$	7,603,321

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	176,143
Commissions payable to broker-dealers		1,973,932
Accrued payroll		294,505
Accrued other expenses		347,510
Due to affiliate		399,769
Securities sold, not yet purchased, at fair value		25,812
Total liabilities		3,217,671
Member's equity		4,385,650
Total liabilities and member's equity	$	7,603,321

See notes to statement of financial condition.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides brokerage and investment related services for companies and individuals throughout the United States.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated under Federal Regulations

Cash of $5,000 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

Accounts and Notes Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

Notes receivable are comprised of uncollateralized advances made to unrelated parties which have various interest rates and maturity dates. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2012 was $37,408.

Date of Management's Review

Subsequent events have been evaluated through February 21, 2013, which is the date the financial statements were available to be issued.

NOTE 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Certificates of deposit	$ 1,975,355	$ -
State and municipal obligations	76,208	-
Corporate obligations	265,473	-
Stocks and warrants	2,612	25,812
Options	12,910	-
Other securities	2,972,943	-
Total	$ 5,305,501	$ 25,812

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2012, equipment and leasehold improvements consisted of the following:

Equipment	$ 655,403
Furniture and fixtures	84,300
Leasehold improvements	30,987
Total	$ 770,690

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2012, the Company provided various administrative and operating services to affiliated companies for which they were paid $241,413.

NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated company under an operating lease expiring in December, 2015. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2012 was $164,652.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2014. Rent expense for this office equipment for the year ended December 31, 2012 was $84,000.

Future minimum lease payments are as follows:

	Facilities	Office Equipment	Total
2013	$ 164,652	$ 84,000	$ 248,652
2014	164,652	49,000	213,652
2015	82,326	-	82,326
Total	$ 411,630	$ 133,000	$ 544,630

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $3,167,905 which was $2,917,905 in excess of its required net capital of $250,000. The Company's net capital ratio was 100.760 to 1. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 7. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. The Company has set up a reserve of approximately $340,000 relating to potential settlements of these various lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 8. FINANCIAL INSTRUMENTS

Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 9.   MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

> Member liability limitation
> Rights and obligations of member
> Member contributions to the company and capital accounts
> Allocations, income tax, distributions, elections and reports of member
> Transferability and redemption of member interests
> Additional members

NOTE 10. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2012.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010

NOTE 11. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted market prices within active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly
- Level 3 inputs are observable inputs for the asset or liability and rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability.

Securities owned are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2012, are as follows:

| | | Fair Value Measures at Reporting Date Using: | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities Owned:				
Equities	$ 15,522	$ 15,522	$ -	$ -
Corporate and other debt	341,681	341,681	-	-
Total	$ 357,203	$ 357,203	$ -	$ -
LIABILITIES				
Securities Sold - not Yet Purchased				
Equities	$ 25,812	$ 25,812	$ -	$ -

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.